Advanced Series Trust
Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

July 9, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Registration Statement on Form N-1A of Advanced Series Trust
(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)
Post-Effective Amendment No. 71 to the Registration Statement under the Securities Act of 1933 and Amendment No. 73 to the Registration Statement under the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), pursuant to the Securities Act of 1933 (the 1933 Act) and the Investment Company Act of 1940 (the 1940 Act), transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is Post-Effective Amendment No. 71 to the Registration Statement under the 1933 Act and Amendment No. 73 to the Registration Statement under the 1940 Act (the Amendment).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act.  It is proposed that the Amendment become effective as of July 16, 2008.  I have reviewed the Amendment and it does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the 1933 Act.

This filing is intended to respond to telephonic comments received from Allison White of the Commission Staff with respect to the Rule 485(a) filing made as of May 2, 2008 (the Initial Filing) and to make certain non-material changes.   The Initial Filing contained: (i) a prospectus and statement of additional information (the SAI) relating to the creation of the AST Focus Four Plus Portfolio (the Focus Four Plus Portfolio) as a separate series of the Trust and (ii) a prospectus supplement relating to revised subadvisory arrangements and certain investment policy, strategy, and benchmark changes for the AST American Century Strategic Allocation Portfolio (to be renamed the AST Schroders Multi-Asset World Strategies Portfolio effective July 21, 2008) and the AST Balanced Asset Allocation Portfolio (to be renamed the AST Academic Strategies Asset Allocation Portfolio effective July 21, 2008).  Information relating to certain non-fundamental investment policy and benchmark changes for the AST Conservative Asset Allocation Portfolio (to be renamed the AST Balanced Asset Allocation Portfolio effective July 21, 2008) has been added to the Amendment.

Except for the disclosure relating to the World Strategies Portfolio, the Academic Strategies Portfolio, and the New Balanced Portfolio, the Amendment is not intended to amend the Registrant’s current prospectuses, dated May 1, 2008, or the Registrant’s current statement of additional information, dated May 1, 2008.  The Current Prospectuses and the Current Statement of Additional Information remain unchanged except as described herein.

The Amendment has been tagged to indicate changes from the Initial Filing.  The Commission Staff’s comments, and our responses thereto, are set out below.

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PROSPECTUS

1.                                                                                        Comment:  In the “Risk Return Summary—Investment Objective and Principal Investment Policies of the AST Focus Four Plus Portfolio” section of the prospectus, please consider inserting a cross-reference to the more complete description of the Equity Strategies that appears under the caption “Investment Objective and Policies.”

Response:   The requested cross-reference has been added to the prospectus.

2.                                                                                       Comment:   In the “Risk Return Summary— Investment Objective and Principal Investment Policies of the AST Focus Four Plus Portfolio” section of the prospectus, please clarify whether all of the Focus Four Plus Portfolio’s assets that are allocated to the Core Plus Strategy will be invested in the Core Plus Bond Portfolio.

Response: All of the Focus Four Plus Portfolio’s assets that are allocated to the Core Plus Strategy will be invested in the Core Plus Bond Portfolio. Disclosure to that effect has been added to the prospectus.

3.                                                                                       Comment: In the “Risk Return Summary—Investment Objective and Principal Investment Policies of the AST Focus Four Plus Portfolio” section of the prospectus, please disclose that First Trust serves as the subadviser to the Equity Strategies for the Focus Four Plus Portfolio.

Response:  The prospectus contains disclosure to the effect that First Trust serves as the sole subadviser for the Focus Four Plus Portfolio.  The prospectus also contains a description of the First Trust’s roles and responsibilities with respect to the Equity Strategies for the Focus Four Plus Portfolio.

4.                                                                                       Comment:  In the “Risk Return Summary—Principal Investment Risks of the AST Focus Four Plus Portfolio” section of the prospectus, please add “Underlying Fund Risk” as a principal risk for the Focus Four Plus Portfolio.

Response:  The requested disclosure has been added to the prospectus.

5.                                                                                       Comment:  In the “Fees and Expenses” section of the prospectus, please: (i) include the caption “Maximum Account Fees” only if the Focus Four Plus Portfolio charges these fees; (ii) consider omitting other captions if the Focus Four Plus Portfolio does not charge the fees or expenses covered by those captions; (iii) round all percentages to the nearest hundredth of one percent; (iv) use the column headings listed in Item 3 of Form N-1A; (v) present all fee table information in accordance with the requirements of Form N-1A (e.g., remove plus and minus signs and align column headings on left side of page); and (vi) ensure that all footnote references are correct.

Response:  The requested changes have been made to the fee table.

6.                                                                                       Comment:  In the “Fees and Expenses” section of the prospectus, please include the Expense Example required by Item 3 of Form N-1A.

Response:  The Expense Example has been added to the prospectus.

7.                                                                                       Comment:  Please define the capitalized term “Contract.”

Response:  The capitalized term “Contract” has been defined in the introductory paragraphs in the “Fees and Expenses” section of the prospectus.

8.                                                                                       Comment:  Please consider including a reference to Western Asset and WAML in the “Management of the Trust—Subadviser and Portfolio Managers” section of the prospectus.

Response: The “Management of the Trust—Subadviser and Portfolio Managers” section of the prospectus includes references to First Trust, the sole subadviser to the Focus Four Plus Portfolio, but does not include references to Western Asset and WAML since neither of those entities serves as a subadviser to the Focus Four Plus Portfolio.  The prospectus does, however, disclose that Western Asset and WAML serve as subadvisers to the Core Plus Bond Portfolio.

9.                                                                                       Comment:  In the “How to Buy and Sell Shares of the Portfolio—Net Asset Value” section of the prospectus, consider deleting references to “Trust Portfolios” in describing the valuation procedures used to determine the net asset value and public offering price of shares of the Focus Four Plus Portfolio.

Response:   Because the Focus Four Plus Portfolio will invest approximately 25% of its assets in the Core Plus Bond Portfolio and may use the AST Money Market Portfolio as a cash management sweep vehicle, the Registrant prefers to retain the references to “Trust Portfolios.”  The disclosure contained in this section provides that the term Trust Portfolios includes both the Focus Four Plus Portfolio and the Core Plus Bond Portfolio.

10.                                                                                 Comment:  In the “License and Miscellaneous Information” section of the prospectus, please consider using “initial caps” text rather than “all caps” for the relevant license disclaimers.

Response:   The Trust’s use of the names of the relevant licensors is subject to the terms and conditions set forth in certain sub-license agreements.  Those agreements require the Trust to include certain disclaimers in the prospectus and SAI and govern the content, font type, and font size of those disclaimers.  As a result, the Registrant is unable to make the requested change.

11.                                                                                 Comment:  In the “License and Miscellaneous Information” section of the prospectus, please use the defined term “Portfolio” that is used throughout the prospectus rather than the new defined term “AST First Trust Portfolio.”

Response:  The requested change has been made to the prospectus.

12.                                                                                 Comment:  In the “Other Information—Federal Income Taxes” section of the prospectus, please confirm that the Focus Four Plus Portfolio intends to be treated as a partnership for U.S. federal income tax purposes.

Response:  The Registrant hereby confirms that Focus Four Plus Portfolio intends to be treated as a partnership for U.S. federal income tax purposes in accordance with the terms and conditions of a private letter ruling received by the Trust from the Internal Revenue Service.

SAI

1.                                                                                       Comment:  In the “Investment Objective, Policies, and Risks” section of the SAI, please: (i) describe only investment strategies used by First Trust in managing the Focus Four Plus Portfolio that are not principal strategies and the risks of those strategies and (ii) delete all references to principal investment strategies used by First Trust in managing Focus Four Plus Portfolio.

Response:  The requested changes have been made to the SAI.

2.                                                                                       Comment:  In the “Disclosure of Portfolio Holdings” section of the SAI, please disclose any policies and procedures with respect to the receipt of compensation or other consideration by the Trust, the Investment Managers, or any other party in connection with the disclosure of information about portfolio securities in accordance with the requirements of Item 11(f)(iv) of Form N-1A.

Response: The Trust and the Investment Managers do not have any policies and procedures with respect to the receipt of compensation or other consideration by the Trust or the Investment Managers in connection with the disclosure of information about portfolio securities.  Disclosure to that effect has been added to the SAI.

PROSPECTUS SUPPLEMENT

1.                                                                                       Comment: In Section I of the prospectus supplement, please include disclosure describing the term “absolute return strategies.”

Response:  Disclosure describing the term “absolute return strategies” has been added to Section I of the prospectus supplement.

2.                                                                                       Comment: With respect to the information appearing under the caption “Fees and Expenses” in Section I of the prospectus supplement, please: (i) include the caption “Maximum Account Fees” only if the World Strategies Portfolio charges these fees; (ii) consider omitting other captions if the World Strategies Portfolio does not charge the fees or expenses covered by those captions; (iii) round all percentages to the nearest hundredth of one percent; (iv) use the column headings listed in Item 3 of Form N-1A; (v) present all fee table information in accordance with the requirements of Form N-1A; and (vi) ensure that all footnote references are correct.

Response:  The requested changes have been made to the fee table.

3.                                                                                       Comment:  In Section I and Section II of the prospectus supplement, please make sure that the terms “Underlying Trust Fund” and “Underlying Fund” are correctly defined.

Response:  These terms have been defined in each of Section I and Section II of the prospectus supplement.

4.                                                                                       Comment:  In Section I and Section II of the prospectus supplement, please define the capitalized term “Contract.”

Response:  The capitalized term “Contract” has been defined in the introductory paragraphs under the caption “Fees and Expenses” in each of Section I and Section II of the prospectus supplement.

5.                                                                                       Comment: In Section II of the prospectus supplement, please include disclosure describing the terms “absolute return strategies” and “real return strategies.”

Response:  Disclosure describing the terms “absolute return strategies” “ and “real return strategies” has been added to Section II of the prospectus supplement.

6.                                                                                       Comment:  Please include an SAI supplement in the Amendment that includes the information required by Item 15 of Form N-1A.

Response:  In accordance with its customary practices, the Registrant hereby undertakes to file an SAI supplement containing such information with the Sec pursuant to Rule 497 under the 1933 Act.  Registrant further undertakes to complete such filing prior to July 21, 2008.

PART C

1.                                                                                       Comment:  In Part C to Registration Statement, please file an updated power of attorney that refers to “Advanced Series Trust” rather than “American Skandia Trust.”

Response:  An updated power of attorney containing the requested change has been filed as an exhibit to the Amendment.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ John P. Schwartz

John P. Schwartz
Assistant Secretary